EXHIBIT 99.1

Teck Reports Unaudited Fourth Quarter Results for 2023

Strong fourth quarter with cash returned to shareholders and record copper production

VANCOUVER, British Columbia, Feb. 21, 2024 (GLOBE NEWSWIRE) -- Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited fourth quarter results for 2023.

"We had strong fourth quarter performance across our business, generating adjusted EBITDA1 of $1.7 billion in the quarter, returning cash to shareholders and advancing ramp-up of our QB Operations, resulting in Teck’s record quarterly copper production," said Jonathan Price, President and CEO. "We are well positioned to deliver on our strategic priorities in 2024 as we execute on the planned separation of our base metals and steelmaking coal businesses while significantly increasing our copper production."

Highlights

  Adjusted EBITDA1 was $1.7 billion in Q4 2023 and $6.4 billion for the year, driven by robust prices for steelmaking coal and copper and higher steelmaking coal sales volumes. Profit from continuing operations before taxes was $694 million in Q4 2023 and $3.9 billion for the year.
  Adjusted profit attributable to shareholders1 of $735 million, or $1.41 per share, in Q4 2023 and $2.7 billion, or $5.23 per share, for the year. Profit from continuing operations attributable to shareholders was $483 million, $0.93 per share, in Q4 2023 and $2.4 billion, $4.70 per share, for the year.
  Our liquidity as at February 21, 2024 is $7.9 billion, including $2.5 billion of cash. We generated cash flows from operations of $1.1 billion in Q4, ending the year with a cash balance of $744 million.
  We returned a total of $765 million to shareholders in 2023 through the purchase of $250 million of Class B subordinate voting shares pursuant to our normal course issuer bid, and $515 million paid to shareholders as dividends. Since 2019, we have returned $3.9 billion to shareholders, including $2.5 billion of Class B subordinate voting share buybacks.

  On February 21, 2024, the Board authorized up to a $500 million share buyback, and approved the payment of our quarterly base dividend of $0.125 per share payable on March 28, 2024 to shareholders of record on March 15, 2024.
  We achieved record quarterly copper production in Q4 2023. Production and sales volumes in our copper and zinc business units were higher than the same period last year. Quebrada Blanca (QB) production of copper in concentrate was 34,300 tonnes in the fourth quarter and 55,500 tonnes for the year with QB operating near design throughput capacity at the end of 2023.
  Our steelmaking coal business generated $1.4 billion of gross profit before depreciation and amortization1 in Q4 with strong sales volumes of 6.1 million tonnes and realized steelmaking coal prices that averaged US$270 per tonne.
  On November 13, 2023, we announced a transformational transaction to further focus our portfolio on base metals and copper growth, with the full sale of our steelmaking coal business Elk Valley Resources (referred to as EVR). A majority stake in EVR will be sold to Glencore plc (Glencore) at an implied enterprise value of US$9.0 billion and a minority stake was sold to Nippon Steel Corporation (NSC) and POSCO.
  The transactions with NSC and POSCO closed on January 3, 2024, with NSC paying US$1.3 billion in cash on closing.
  We continued to progress our copper growth portfolio in the fourth quarter with the HVC Mine Life Extension project completing the feasibility study and submitting the permit application to the British Columbia regulatory agencies in October 2023, and permit submission to the Mexican regulatory authorities for San Nicolás in January 2024.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Financial Summary Q4 2023

Financial Metrics (CAD$ in millions, except per share data)	Q4 2023	Q4 2022
Revenue	$4,108	$3,140
Gross profit	$1,236	$1,154
Gross profit before depreciation and amortization[1]	$1,784	$1,538
Profit from continuing operations before taxes	$694	$594
Adjusted EBITDA[1]	$1,703	$1,333
Profit from continuing operations attributable to shareholders	$483	$247
Adjusted profit attributable to shareholders[1]	$735	$558
Basic earnings per share from continuing operations	$0.93	$0.48
Diluted earnings per share from continuing operations	$0.92	$0.47
Adjusted basic earnings per share[1]	$1.41	$1.09
Adjusted diluted earnings per share[1]	$1.40	$1.07

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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Key Updates

Executing on our Copper Growth Strategy

  At QB, our focus in the fourth quarter was on achieving reliable and consistent operations. This took longer than expected to achieve and, as a result, production was lower than expected. However, by the end of December, QB was operating near design throughput capacity, and ramp-up continues in 2024, with no change in our previously disclosed annual production guidance.
  At various points during the second half of 2023, each of the operations at QB, including mine operations, crushing, grinding, flotation, tailings, desalination and concentrate handling, all operated at or above design capacity.
  On the QB2 project, construction of the molybdenum plant was substantially complete at the end of 2023 and commissioning is well underway. Ramp-up of the molybdenum plant is expected to be completed by the end of the second quarter of 2024. Additionally, all in-water works at the port have been successfully concluded, and we remain on track to finalize the construction of the offshore facilities at the port by the end of the first quarter of 2024.
  Our previously disclosed QB2 project capital cost guidance is unchanged at US$8.6 — $8.8 billion with US$500 to $700 million expected to be spent in 2024.
  We continue to advance our copper growth portfolio with completion of the feasibility study at HVC Mine Life Extension and further progression of the feasibility studies at our San Nicolás and Zafranal projects.
  We submitted the environmental permit for the HVC Mine Life Extension to the British Columbia regulator in October 2023, and finalized a Mexican Environmental Impact Assessment (MIA-R) for San Nicolás, which was submitted in January 2024.
  On February 14, 2024, approval of the Modification of Environmental Impact Assessment (MEIA) for the mine life expansion at Antamina was received.

Safety and Sustainability Leadership

  Our High Potential Incident Frequency rate for 2023 remained low at 0.14 but was elevated compared to 2022. In response, we have investigated each incident, shared learnings across the organization and enhanced safety standards focused on managing high potential risk and related critical controls.
  Our QB and Carmen de Andacollo Operations were awarded the Copper Mark in December and in February 2024, our Red Dog Operations was awarded the Zinc Mark in recognition of environmentally and socially responsible operating practices.
  We announced an agreement with shipping company Oldendorff Carriers GmbH & Co. KG (Oldendorff) to use wind propulsion intended to reduce CO2 emissions in our steelmaking coal supply chain. The joint investment will see the vessel Dietrich Oldendorff outfitted with a Flettner Rotor sail system by mid-2024 with emissions savings expected to be in the range of 53% from baseline.
  Teck was named to the S&P Dow Jones Sustainability World Index for the 14th consecutive year, indicating that we are in the top 10 percent of the largest 2,500 companies in the S&P Global Broad Market Index based on long-term economic, environmental and social criteria. We were ranked as one of Canada’s Top 100 Employers in November and recognized in January as one of the 2024 Global 100 Most Sustainable Corporations by Corporate Knights.

Guidance

  On January 15, 2024, we disclosed our 2024 guidance, which is unchanged in this news release.
  Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 26 — 31 of Teck's fourth quarter results for 2023 at the link below.

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2024 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	465 - 540
Zinc (000’s tonnes)	565 - 630
Refined zinc (000’s tonnes)	275 - 290
Steelmaking coal (million tonnes)	24.0 - 26.0
Sales Guidance – Q1 2024
Red Dog zinc in concentrate sales (000’s tonnes)	70 - 85
Steelmaking coal sales (million tonnes)	5.9 - 6.3
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.85 - 2.25
Zinc net cash unit costs (US$/lb.)[1]	0.55 - 0.65
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	95 - 110
Steelmaking coal transportation costs (CAD$/tonne)	47 - 51

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Click here to view Teck’s full fourth quarter results for 2023.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2023 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on February 22, 2024. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

Reference:

Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis: 604.699.4621

Chris Stannell, Public Relations Manager: 604.699.4368

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

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Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit (loss) attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

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Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare.

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022[1]
Profit from continuing operations attributable to shareholders	$483	$247	$2,435	$4,089
Add (deduct) on an after-tax basis:
Asset impairment	—	—	—	952
Loss (gain) on debt purchase	—	(4)	—	42
QB2 variable consideration to IMSA and ENAMI	69	7	95	115
Environmental costs	132	203	123	99
Inventory write-downs (reversals)	14	(2)	18	36
Share-based compensation	4	67	85	181
Commodity derivatives	(20)	(18)	9	(25)
Loss (gain) on disposal or contribution of assets	8	6	(178)	7
Elkview business interruption claim	—	—	(150)	—
Chilean tax reform	—	—	69	—
Loss from discontinued operations[2]	—	—	—	(791)
Other	45	52	201	168
Adjusted profit attributable to shareholders	$735	$558	$2,707	$4,873
Basic earnings per share from continuing operations	$0.93	$0.48	$4.70	$7.77
Diluted earnings per share from continuing operations	$0.92	$0.47	$4.64	$7.63
Adjusted basic earnings per share	$1.41	$1.09	$5.23	$9.25
Adjusted diluted earnings per share	$1.40	$1.07	$5.15	$9.09

Notes:

1.	Adjustments for the twelve months ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.

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Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2023	2022	2023	2022[1]
Basic earnings per share from continuing operations	$0.93	$0.48	$4.70	$7.77
Add (deduct):
Asset impairment	—	—	—	1.81
Loss (gain) on debt purchase	—	(0.01)	—	0.08
QB2 variable consideration to IMSA and ENAMI	0.13	0.01	0.18	0.22
Environmental costs	0.25	0.40	0.24	0.19
Inventory write-downs	0.02	—	0.03	0.07
Share-based compensation	0.01	0.13	0.17	0.34
Commodity derivatives	(0.04)	(0.04)	0.02	(0.05)
Loss (gain) on disposal or contribution of assets	0.02	0.01	(0.34)	0.01
Elkview business interruption claim	—	—	(0.29)	—
Chilean tax reform	—	—	0.13	—
Loss from discontinued operations[2]	—	—	—	(1.51)
Other	0.09	0.11	0.39	0.32
Adjusted basic earnings per share	$1.41	$1.09	$5.23	$9.25

Notes:

1.	Adjustments for the twelve months ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2023	2022	2023	2022[1]
Diluted earnings per share from continuing operations	$0.92	$0.47	$4.64	$7.63
Add (deduct):
Asset impairment	—	—	—	1.78
Loss (gain) on debt purchase	—	(0.01)	—	0.08
QB2 variable consideration to IMSA and ENAMI	0.13	0.01	0.18	0.21
Environmental costs	0.25	0.39	0.23	0.18
Inventory write-downs	0.02	—	0.03	0.07
Share-based compensation	0.01	0.13	0.16	0.34
Commodity derivatives	(0.04)	(0.03)	0.02	(0.05)
Loss (gain) on disposal or contribution of assets	0.02	0.01	(0.33)	0.01
Elkview business interruption claim	—	—	(0.29)	—
Chilean tax reform	—	—	0.13	—
Loss from discontinued operations[2]	—	—	—	(1.48)
Other	0.09	0.10	0.38	0.32
Adjusted diluted earnings per share	$1.40	$1.07	$5.15	$9.09

Notes:

1.	Adjustments for the twelve months ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.

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Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022[1]
Profit from continuing operations before taxes	$694	$594	$3,944	$6,565
Finance expense net of finance income	54	23	162	150
Depreciation and amortization	548	384	1,931	1,674
EBITDA	1,296	1,001	6,037	8,389
Add (deduct):
Asset impairment	—	—	—	1,234
Loss (gain) on debt purchase	—	(5)	—	58
QB2 variable consideration to IMSA and ENAMI	115	(13)	156	188
Environmental costs	182	272	168	128
Inventory write-downs (reversals)	20	(3)	26	50
Share-based compensation	3	88	107	236
Commodity derivatives	(27)	(24)	12	(35)
Loss (gain) on disposal or contribution of assets	11	8	(244)	9
Elkview business interruption claim	—	—	(221)	—
EBITDA from discontinued operations[2]	—	—	—	(811)
Other	103	9	326	122
Adjusted EBITDA	$1,703	$1,333	$6,367	$9,568

Notes:

1.	Adjustments for the twelve months ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2.	Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2023	2022	2023	2022
Gross profit	$1,236	$1,154	$5,143	$8,571
Depreciation and amortization	548	384	1,931	1,674
Gross profit before depreciation and amortization	$1,784	$1,538	$7,074	$10,245
Reported as:
Copper
Highland Valley Copper	$101	$135	$391	$738
Antamina	228	220	899	1,021
Carmen de Andacollo	34	15	44	73
Quebrada Blanca	(79)	(3)	(61)	8
Other	(3)	(3)	(8)	(3)
	281	364	1,265	1,837
Zinc
Trail Operations	12	(50)	103	(18)
Red Dog	141	179	611	1,060
Other	(2)	—	(6)	2
	151	129	708	1,044
Steelmaking coal	1,352	1,045	5,101	7,364
Gross profit before depreciation and amortization	$1,784	$1,538	$7,074	$10,245

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; execution of the planned separation of Teck’s base metals and steelmaking coal businesses, including the ability to satisfy the closing conditions and expected timing of the closing of the Glencore transaction; timing and cost of completion and ramp-up of the QB2 project, including the molybdenum plant and port facilities; sufficiency of shipping capacity through existing alternate shipping arrangements; QB2 capital cost guidance and expectations for capitalized ramp-up costs; expectation of reduced CO2 emissions in our steelmaking coal supply chain for shipments handled by Oldendorff; expectations with respect to continued operation near designed throughput capacity at QB; expectations regarding future remediation costs at our operations and closed operations; timing of and our ability to implement a solution related to water restrictions at Carmen de Andacollo operations; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization of growth capital; expectations regarding our QB Asset Expansion studies; expectations regarding advancement of copper growth portfolio, including advancement of study, permitting, and engineering work and completion of updated cost estimates at our San Nicolás, Zafranal and HVC Mine Life Extension projects as applicable, our ability to renew or reestablish key permits at New Range Copper Nickel; the advancement of prefeasibility study work at the Galore Creek project; our ability to obtain the permits and approvals required to advance the San Nicolas project; our ability to implement the Elk Valley Water Quality Plan and other water quality initiatives; expectations for stabilization and reduction of the selenium trend in the Elk Valley; expectations for total water treatment capacity; and further reductions of selenium in the Elk Valley watershed and the Koocanusa Reservoir; projected spending, including capital and operating costs in 2024 and later years on water treatment, water management and incremental measures associated with the Direction; timing of advancement and completion of key water treatment projects; our expectation that we will increase our water treatment capacity to 150 million litres per day by the end of 2026; expectations regarding engagement with U.S. regulators on water quality standards; expectations regarding finance and general and administration expenses in 2024; expectations regarding timing and amount of income tax payments and our effective tax rate; liquidity and availability of borrowings under our credit facilities; our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various business unit sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; our ability to satisfy the closing conditions of the Glencore transaction; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc and steelmaking coal and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in

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Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of future construction capital at QB2 are based on a CLP/USD rate range of 800 — 850, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during remaining commissioning and ramp-up activities. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

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Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment, government action or delays in the receipt of government approvals, changes in royalty or tax rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, commissioning and commercial production are dependent on, among other matters, our continued ability to advance commissioning and ramp-up as currently anticipated, including any impacts of absenteeism and lowered productivity. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Production at our Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. The forward-looking statements in this news release and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

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Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Cameron Feltin, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

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